U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB12G/A

                      Registration Statement on Form 10-SB12G/A

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                    ISSUERS

                             CARDIFF INTERNATIONAL, INC.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)

                                   33-12346-D
                                    -------
                                  SEC FILE No.

                     COLORADO                                     84-1044583
           -------------------------------              ------------------------
           (State or other jurisdiction of              (I.R.S. incorporation or
                    organization)                           Employer I.D. No.)

                                5525 South 900 East, Suite 110
                                  Salt Lake City, Utah 84117
                           ---------------------------------------
                           (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (801) 262-8844
Securities to be registered pursuant to Section 12(b) of the Exchange  Act:
None
Name on each exchange on which registered:  N/A
Securities to be registered pursuant to Section 12(g) of the Exchange Act:
$0.001 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.


                                     PART I

Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Cardiff International, Inc., (the "Company") was incorporated under the laws of the State of Colorado under the name "Cardiff Financial, Inc.", on October 14, 1986. The purposes for which the corporation was organized were: (1) To engage in the transaction of all lawful business or pursue any other lawful purpose or purposes for which a corporation may be organized under the laws of the State of Colorado; (2) To have, enjoy and exercise all of the rights, powers and privileges conferred upon corporations organized under the laws of the state of Colorado, whether now or hereafter in effect, and whether or not herein specifically mentioned.

     The Company had an initial authorized capital consisting of 300,000,000 shares of no par value common stock.

     Effective April 1989, the Company completed a merger with United American, Inc., a Washington Corporation ("United") and changed its name to "United American, Inc". A copy of the Articles of Amendment to the Articles of Incorporation has been previously filed with the Securities and Exchange Commission and is incorporated herein by reference. See Part III, Item 1. United failed to carry out obligations required of it pursuant to the merger and the merger was cancelled by the Company on a unilateral basis on July 3, 1989.

     Effective December 4, 1989, the Company changed its name from United American, Inc., to Cardiff International, Inc. A copy of the Articles of Amendment to the Articles of Incorporation has been previously filed with the Securities and Exchange Commission and is incorporated herein by this reference. See Part III, Item 1.

     On April 27, 1998, the Board of Directors and shareholders holding 201,770,900 of the 300,000,000 or approximately 67% of the Company's issued and outstanding common voting stock authorized a reverse split of the 300,000,000 shares of the Company's outstanding common voting stock on a basis of one for one thousand (1:1,000); thus, the shares of common voting stock outstanding were reduced from 300,000,000 to 300,000. Appropriate adjustments were made to the paid in capital and capital surplus accounts of the Company. In addition, the shares authorized for issuance were reduced from 300,000,000 to 30,000,000. A copy of the Articles of Amendment to the Articles of Incorporation has been previously filed with the Securities and Exchange Commission and is incorporated herein by reference. See Part III, Item 1.

     Material Changes of Control Since Inception and Related Business History
     ------------------------------------------------------------------------

     In April 1989, the Company entered into an agreement with United, whereby the Company agreed to acquire 100% of the outstanding shares of common stock of United, in exchange for 123,000,000 shares of common stock of the Company. After the closing of this business combination, the Company rescinded the transaction on July 3, 1989 due to the inability of United, to raise $2,000,000 in funding by the agreed deadline of July 1, 1989. The 123,000,000 shares of common stock of the Company were voided and returned to authorized but unissued stock after the combination was terminated.

     On December 30, 1996, the Board of Directors of the Company authorized the issuance of 156,000,000 "unregistered" and "restricted" shares of the Company's common voting stock to Mr. Art Beroff, a consultant to the Company. The shares and services were recorded in the financial statement at $.001 per share. The issuance of these shares increased the total number of shares outstanding from 144,000,000 to 300,000,000.

     On April 27, 1998, the Board of Directors and shareholders holding 201,770,900 of the 300,000,000 or approximately 67% of the Company's issued and outstanding common voting stock authorized a reverse split of the 300,000,000 shares of the Company's outstanding common voting stock on a basis of one for one thousand (1:1,000); thus, the shares of common voting stock outstanding were reduced from 300,000,000 to 300,000. Appropriate adjustments were made to the paid in capital and capital surplus accounts of the Company. In addition, the shares authorized for issuance were reduced from 300,000,000 to 30,000,000. A copy of the Articles of Amendment to the Articles of Incorporation has been previously filed with the Securities and Exchange Commission and is incorporated herein by reference. See Part III, Item 1.

Business.
---------

     Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over five years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

    The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, in January 1999, the Securities and Exchange Commission began requiring that all companies for which stock quotations are maintained on the OTC Bulletin Board of the National Assocation of Securities Dealers, Inc. ("NASD"), must be subject to and in compliance with the reporting requirements on the 1934 Act. See the heading "Risk Factors," specifically "No Market for Common Stock, No Market for Shares," herein.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwisecompensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees discribed above.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Auditor's Going Concern Opinion
     -------------------------------

     The auditor's discussion on the Company's Basis of Presentation - Going Concern, Note 2 of the audited financial statements herein, is as follows:

     "The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained operating losses since its inception and has a net capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to locate a business combination candidate.

     In view of these matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of successful business combination. Management believes that actions planned and presently being taken to revise the Company' s operating and financial requirements provide the opportunity for the Company to continue as a going concern."

      No Assets; No Source of Revenue
      ----------------------------------------------

     The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

      Discretionary Use of Proceeds; "Blank Check" Company.
      -----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

      Absence of Substantive Disclosure Relating to Prospective Acquisitions.
      ----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks.
     ------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

      Uncertain Structure of Acquisition
      ----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

     Potential Dilution
     ------------------

     The Company is authorized to issue 30,000,000 shares of common stock. As of March 6, 2001, only 675,290 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

      Limited Funds Available for Operating Expenses
      ----------------------------------------------

     The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

      Lack of Public Information Regarding Acquisition
      ------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

     State Restrictions on "Blank  Check" Companies
     ----------------------------------------------

     A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

      Management to Devote Insignificant Time to Activities of the Company.
      ---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

      Conflicts of Interest; Related Party Transactions.
      --------------------------------------------------

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

     Voting Control Held by Three Individuals.
     -----------------------------------------

     Due to Jenson Services, Inc., Mr. Beroff's and Mr. Calello's collective ownership of a majority of the shares of the Company's outstanding common stock (approximately 83.3% of the outstanding voting securities of the Company are owned by the aforementioned stockholder's), these stockholder's have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management", Part I, Item 4.

     No Market for Common Stock; No Market for Shares.
     -------------------------------------------------

     Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

        In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

     Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

     Risks of "Penny Stock."
     ----------------------

     If it is able to obtain quotation of its comon stock on the OTC Bulletin Board, the Company's common stock will likely be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

        There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

        Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to maintain its good standing in teh State of Colorado and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

        Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

     The Company generated no revenues during the quarter ended March 31, 2002, or since on or before 1992. Management does not anticipate any revenues until following the conclusion of a merger or acquisition, if any, as contemplated by the Company's business plan.

     The Company's capital is limited. The Company anticipates operational costs will be limited until such time as significant evaluation work is undertaken regarding prospective mergers or acquisitions.

     At March 31, 2002, the Company had no material commitments for capital expenditures.

Plan of Operation.
------------------

     The Company has not engaged in any material operations in the period ending March 31, 2002, or since 1992. The Company intends to continue to seek out the acquisition of assets, property or business that may be beneficial to the Company and its stockholders.

     The Company's only foreseeable cash requirements during the next 12 months will relate to maintaining the Company in good standing in the State of Colorado, keeping its reports "current" with the Securities and Exchange Commission or the payment of expenses associated with reviewing or investigating any potential business venture. Management does not anticipate that the Company will have to raise additional funds during the next 12 months, however, if additional moneys are needed, they may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $50,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Report, the Company has not begun seeking any acquisition.

Results of Operations.
----------------------

     The Company has had no operations during the quarterly period ended March 31, 2002, or since on or before 1992. During the quarterly period ended March 31, 2002, the Company received no revenue and incurred expenses of $506, stemming from general, administrative and accounting expenses.

Liquidity.
----------

     At March 31, 2002, the Company had total current assets of $0 and total liabilities of $24,665.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the address and telephone number of Jenson Services, Inc., and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Colorado, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services, Inc. of providing the use their office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the shareholdings of those persons who beneficially own more than five percent of the Company's common stock as of the date of this Report, with the computations being based upon 675,290 shares of common stock being outstanding.


                            Number of Shares           Percentage
Name and Address           Beneficially Owned           of Class (1)
----------------           ------------------           --------
Art Beroff                    156,000                    23.1%
156-34 88th Street
Howard  Beach, NY  11414

Jenson Services, Inc.         250,000                    37.0%
5525 S. 900 E. #110
Salt Lake City, UT
84117

Charles Calello               156,625*                   23.2%
23368 Mirabello Circle
Boca Raton, FL  33433

                              -------                     ----
                              562,625                   83.3%


     *Clay Calello may be deemed beneficial owner of these shares due to her relationship with Charles Calello. Mrs. Calello is the wife of Charles Calello.

Security Ownership of Management.
----------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of the date of this Report:

                            Number of             Percentage of
Name and Address     Shares Beneficially Owned     of Class *
----------------     -------------------------     --------
Charles Calello                156,625*              23.2%
23368 Mirabello Circle
Boca Raton, FL  33433

Clay Calello                       0                 0
23368 Mirabello Circle
Boca Raton, FL  33433

Kathleen Morrison                  0                 0
9352 Sterling Dr.
Sandy, UT  84093

                               -------              ------
All directors and executive
officers as a group            156,625              23.2%%
(3 persons)


     *Mrs. Clay Calello may be deemed beneficial owner of these shares due to her relationship with Charles Calello. Mrs. Calello is the wife of Charles Calello.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.


                                   Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Charles Calello       President        07/89           *
                      Director         10/86           *

Kathleen L. Morrison  Secretary        03/99           *
                      Director         03/99           *

Clay Calello          Secretary        07/89        03/99
                      Vice President   07/89           *
                      Director         07/89           *




     * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Charles Calello. President and Director. Mr. Calello has served as a Director and Chairman of the Board of Directors of the Company since January, 1987. Mr. Calello has been directly involved in the music business since 1962. He has been self-employed or President of privately held companies such as Charles Calello Productions, Space Cowboy Music, and Calello Music. Mr. Calello has published, arranged, produced, co-produced, composed, or orchestrated music, scores, songs, or albums for groups and individuals such as Gladys Knight, Bill Medley, Juice Newton, Eddie Rabbit, Deborah Allen, Barbara Streisand, Englebert Humperdinck, Barry Manilow, Glen Campbell, Bruce Springsteen, Neil Diamond, Lou Christie, The Four Seasons, and Frank Sinatra.

     Clay Calello, Director and Vice President. Mrs. Calello has served as a Director and Vice President since July 1989. Mrs Calello is the wife of Mr. Charles Calello. Mrs. Calello has been involved in the fashion industry since 1974, first as clothing designer in Chicago and later as a fashion consultant/trouble shooter in Beverly Hills California. In 1981, Mrs. Calello started the music company Shem Production, Inc. The company specialized in producing music packages for television commercials, television shows and records. Her company produced the music for such products as Coors Beer, McDonald's, Coca Cola, Nescafe and Oldsmobile. Her Company provided music for the hit TV series Crime Story as well as 9 top ten records. Since 1992, Mrs. Calello has been involved in various cultural and non profit organizations including Boca Pops and the Florida Atlantic University.

     Kathleen L. Morrison, Director and Secretary. Mrs. Morrison is 45 years old. For the past 6 years, she has been the office manager for two persons, one of which is Jenson Services, Inc., which is a consultant to and a majority stockholder of the Company. For seven years, she was the editor of "Super Group" a vertical market computer magazine targeting HP3000 users. Mrs. Morrison received a B.A. degree from Colorado State University in 1978.

Other "Public Shell" Activities.
--------------------------------

     The officers and directors of Cardiff hold no other directorship in any other reporting corporation, except for Kathleen L. Morrison who has served since March, 2000, as director and secretary of Source Energy, Inc., a Utah corporation, and since June, 2001, as secretary and director of Brenex Oil Corporation, a Utah corporation. All directors hold offices until the next annual meeting of stockholders and until their successors are duly elected and qualified.

Significant Employees.
----------------------

      The Company has no employees who are not executive officers.

Family Relationships.
---------------------

     Charles Calello, President and Director and Clay Calello, Vice President and Director are husband and wife. Other than the aforementioned, there are no additional family relationships between the officers and directors.

Involvement in Certain Legal Proceedings.
-----------------------------------------

        During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

        (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

        (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

        (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation
                    Annual Compensation   Awards  Payouts
(a)             (b)   (c)   (d)   (e)    (f)   (g)    (h)   (i)

                                                Secur-
                                                ities         All
Name and   Year or               Other   Rest-  Under-  LTIP  Other
Principal  Period   Salary Bonus Annual  ricted lying   Pay-  Comp-
Position   Ended      ($)   ($)  Compen- Stock  Options outs  ensat'n
-----------------------------------------------------------------
Charles J.
Calello        9/30/01    0     0     0     0      0     0   0
President,     9/30/00    0     0     0     0      0     0   0
Director       9/30/99    0     0     0     0      0     0   0
               9/30/98    0     0     0  125,000*  0     0   0

Kathleen L.
Morrison       9/30/01    0     0     0     0      0     0   0
Secretary,     9/30/00    0     0     0     0      0     0   0
Director       9/30/99    0     0     0     0      0     0   0
               9/30/98    0     0     0     0      0     0   0

Clay Calello   9/30/01    0     0     0     0      0     0   0
Vice President 9/30/00    0     0     0     0      0     0   0
and Director   9/30/99    0     0     0     0      0     0   0
Director       9/30/98    0     0     0     0      0     0   0


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ending September 30, 2001, 2000, 1999, or 1998, or the period ending on the date of this Registration Statement. Mr. Charles Calello, President and
Director was issued 125,000 shares of the Company's "unregistered" and "restricted" common stock on December 15, 1998. These shares and services were recorded in the financial statements at $.001 per shares.

     *Mrs Calello may be deemed beneficial owner of these shares due to her relationship with Charles Calello. Mrs. Calello is the wife of Charles Calello.

     Other than the aforementioned, there has been no executive compensation paid by the Company to officers and director for services rendered in the last four years.

     There are no conditions relating to payment of compensation to officers and directors that a target company must comply with and loans made by shareholders to the Company will most likely be forgiven with no recourse upon closing of a transaction. No loans have been made or are anticipated to be made to officers, directors, affiliates, or lending institutions.

Compensation of Directors.
--------------------------

        There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

        There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     For a description of transactions between members of management, five percent stockholders, "affiliates", promoters and finders, see the caption "Recent Sales of Unregistered Securities" of Part II, Item 4.
of Item I.

Certain Business Relationships.
-------------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

     For a description of transactions between members of management, five percent stockholders, "affiliates", promoters and finders, see the caption "Recent Sales of Unregistered Securities" of Part II, Item 4.

Indebtedness of Management.
---------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

     The Company has no parents. For a list of 10% beneficial owners and management, please see the caption "Security Ownership of Certain Beneficial Owners and Management" Part I, Item 4.

Transactions with Promoters.
----------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

     The  Company  has  one  class  of  securities  authorized,   consisting  of
30,000,000 shares of no par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

        There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, that would delay, defer, or prevent a change in control of the Company.

                                           PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

     The Company's common stock was previously listed on the OTC- Bulletin Board under the symbol "UAMI". However, there is currently no market nor has there been a market for the Company's common stock since June, 1996. In order to establish a market for the Company's common stock, the Company will have to apply for a new trading symbol with the NASD.

     In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market, and all of the current and former members of management have already satisfied the one-year holding period requirement of Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 694. This figure does not include or indicate the number of shareholders who may hold eheir shares in "street name".

Dividends.
----------

        The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

        There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the fiscal year ended September 30, 2001.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------



Name and Address         Date      Number of Shares         Consideration
----------------         ----      ----------------         -------------

Art Beroff*               12/30/96       156,000                $156

Charles Calello*          12/15/98       125,000                $125

Jenson Services, Inc.*    7/19/99        250,000                $250


     *See  Part  I,  Items  4  and  6  for  information   regarding  executive
compensation and stock ownership.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 7-109-102 of the Colorado Corporations Code (the "Colorado Code") authorizes a Colorado corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Unless limited by the Articles of Incorporation, Section 7-109-105 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 7-109-107 extends this right to officers of a corporation as well.

     Unless limited by the Articles of Incorporation, Section 7-109-103 requires that a corporation indemnify a director who was wholly successful in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Unless limited by the Articles of Incorporation, Section 7-109-107 extends this protection to officers of a corporation as well.

     Pursuant to Section 7-109-104, the corporation may advance a director's expenses incurred in defending any action or proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 7-109-102. Unless limited by the Articles of Incorporation, Section 7-109-107 extends this protection to officers of a corporation as well.

     Regardless of whether a director, officer, employee or agent has the right to indemnity under the Colorado Code, Section 7-109-108 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Additionally, Article X of the Company's Articles of Incorporation provide the following indemnification:

     l. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officers employee or agent of the corporation or is or was serving at the request of the corporation, is a director, officer, employee, or agent of another corporation partnership, joint ventures trusts or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner be reasonably believed to be in the best interests of the corporation and with, respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint ventures, trusts or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     3. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits in defense of any action, suit or proceeding referred to in paragraph 1 or 2 of this Article XII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     4. Any indemnification under Paragraph 1 or 2 of this Article XII (unless ordered by a Court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in said paragraph 1 or 2. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directed by independent legal counsel in a written opinion, or by the shareholders.

     5. Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action suit, or proceeding as authorized in paragraph 4 of this Article XII upon receipt of an undertaking by or on behalf the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Article XII.

     6. The indemnification provided by this Article XII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the articles of incorporation, any bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     7. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employees or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XII.


                                    PART F/S

Financial Statements
--------------------

     Financial Statements for the years ended
          September 30, 2001 and 2000
          ---------------------------

          Independent Auditors' Report

          Balance Sheet - September 30, 2001

          Balance Sheet - September 30, 2000

          Statements of Operations for the years ended
          September 30, 2001 and 2000 and for the period from June 19, 1996 (date of reinstatement) through September 30, 2001.

          Statements of changes in Stockholders' (Deficit) from September 30, 1996 through September 30, 2001

          Statements of Cash Flows for the years ended
          September 30, 2001 and 2000 and for the period from June 19, 1996 (date of reinstatement) through September 30, 2001

          Notes to the Financial Statements



                          INDEX TO FINANCIAL STATEMENTS

                           CARDIFF INTERNATIONAL, INC.
                         (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                      With

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           September 30, 2001 and 2000





Report of Independent Certified Public Accountants                    F-2


     Financial Statements:

     Balance Sheets                                                   F-3

     Statements of Operations                                         F-4

     Statement of Changes in Stockholders' (Deficit)                  F-5

     Statements of Cash Flows                                         F-6

     Notes to Financial Statements                                    F-7


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Cardiff International, Inc.
Salt Lake City, UT  84117

     We have audited the accompanying balance sheets of Cardiff International, Inc. as of September 30, 2001 and 2000, and the related statements of operations, stockholders' (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cardiff International, Inc. (A Development Stage Company) as of September 30, 2001 and 2000, and the results of its operations, changes in its stockholders' (deficit) and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

     The accompanying balance sheets have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               Schumacher & Associates, Inc.
                                               Certified Public Accountants
                                               2525 Fifteenth Street, Suite 3H
                                               Denver, Colorado  80211

November 19, 2001




                           CARDIFF INTERNATIONAL, INC.
                         (A Development Stage Company)

                                  BALANCE SHEET

                               September 30, 2001


                                     ASSETS
                                     ------




Current Assets:                                                     $        -
                                                                     ----------
     TOTAL ASSETS                                                   $        -
                                                                     ==========

                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
     Accounts payable                                               $    2,250
     Accounts payable, stockholder                                      21,903
                                                                     ----------
          Total Current Liabilities                                     24,153
                                                                     ----------
                              TOTAL LIABILITIES                         24,153
                                                                     ----------

Stockholders' (Deficit):
     Common Stock, no par value
     30,000,000 shares authorized
     675,000 shares issued and outstanding                             320,314
     Additional paid-in capital                                        225,345
     Accumulated (deficit)                                            (559,821)
                                                                     ----------
TOTAL STOCKHOLDERS' (DEFICIT)                                          (24,153)
                                                                     ----------
TOTAL LIABILITES AND STOCKHOLDERS' (DEFICIT)                       $         -
                                                                     ==========




    The accompanying notes are an integral part of the financial statements.




                           CARDIFF INTERNATIONAL, INC.
                         (A development Stage Company)

                                  BALANCE SHEET

                               September 30, 2000


                                     ASSETS






Current Assets:                                                     $        -
                                                                     ----------
TOTAL ASSETS                                                        $        -
                                                                     ==========
                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
     Accounts payable                                               $    2,275
     Accounts payable, stockholders                                     17,687
                                                                     ----------
          Total Current Liabilities                                     19,962
                                                                     ----------
                            TOTAL LIABILITIES                           19,962
                                                                     ----------

Stockholders' (Deficit):
     Common Stock, no par value
     30,000,000 shares authorized
     675,000 shares issued and outstanding                             320,314
     Additional paid-in capital                                        225,345
     Accumulated (deficit)                                            (565,612)
                                                                     ----------
TOTAL STOCKHOLDERS' (DEFICIT)                                          (19,962)
                                                                     ----------
TOTAL LIABILITES AND STOCKHOLDERS' (DEFICIT)                       $         -
                                                                     ==========


    The accompanying notes are an integral part of the financial statements.




                          CARDIFFF INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS




                                                                              For the period
                                                                               from June 19
                                                                               1996 (date of
                                                      Years Ended             reinstatement)
                                                      September 30,              through
                                                                               September 20,
                                                 2001            2000             2001

Revenue ................................     $     --         $    --        $    --
                                              ----------      ----------     ----------

Expenses:
       Accounting and auditing .........         3,250           3,200          6,450
       Stock Issued for Services .......             -               -            375
       Other ...........................           941           1,292         18,303
                                              ----------      ----------     ----------
        Total ..........................         4,191           4,492         25,128
                                              ----------      ----------     ----------
Net (Loss) .............................    $   (4,191)       $ (4,492)      $(25,128)
                                              ==========      ==========     ==========
(Loss) Per Share .......................    $     (.01)       $   (.01)      $   (.05)


Weighted Average Shares Outstanding ....       675,000         675,000        461,500
                                              ==========      ==========     =========



    The accompanying notes are an integral part of the financial statements.



                           CARDIFF INTERNATIONAL , INC
                         (A Development Stage Company)


                 STATEMENT OF CHANGES OF STOCKHOLDERS' (DEFICT)

               From September 30, 1996 through September 30, 2001




                                                Additional
                                Common Stock      Paid-In       Accumulated
                  No./Shares       Amount         Capital         Deficit         Total
                  ----------       ------         -------         -------         -----

  Balance at
 September 30,
     1996          144,000        $ 319,783       $223,401      $(544,684)       $ (1,500)

Common Stock
   Issued          156,000              156          1,944              -           2,100

  Net (Loss)
 For the year
     Ended
 September 30,
     1997              -              -               -           (7,543)          (7,543)
                    -------         -------         -------        -------        -------

Balance at
September 30,
   1997            300,000          319,939        225,345      (552,912)          (6,943)

Net (Loss) for
Year ended
September 30,
   1998                -               -               -            (685)            (685)
                    -------         -------         -------       -------         -------

Balance at
September 30,
   1998            300,000          319,939        225,345      (552,912)          (7,628)

Common stock
   issued          375,000              375            -             -                375

Net (Loss) for
Year ended
September 30,
   1999               -                -               -          (8,217)          (8,217)
                    -------         -------         -------       -------          -------

 Balance at
 September 30,
     1999           675,000         320,314         225,345       (561,129)       (15,470)

  Net Loss for
   The year
     ended
 September 30,
     2000              -              -               -            (4,492)         (4,492)
                    -------         -------         -------        -------         -------
  Balance at
 September 30,
     2000
                    675,000       $ 320,314       $ 225,345     $(565,621)      $ (19,962)

Net Loss) for
the year ended
September 30,
   2001                -               -              -            (4,191)         (4,191)
                    -------         -------         -------        -------         -------

Balance at
September 30,
   2001             675,000       $ 320,314       $ 225,345     $(569,812)      $ (24,153)
                    =======         =======         =======     ==========      ==========


    The accompanying notes are an integral part of the financial statements.




                           CARDIFF INTERNATIONAL, INC.
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS                                  For the period
                                                                                       from June 19,
                                                                                       1996 (date of
                                                                                       reinstatement)
                                                                                          through
                                                       Years Ended September 30,        September 30,
                                                          2001             2000             2001
                                                          ----             ----             ----

Cash Flows Operating Activities:
     Net (loss)                                     $   (4,191)      $   (4,492)     $    (25,128)
     Stock issued for services                              -                -                375
     Increase (decrease) in accounts payable               (25)           1,275               750
                                                     ---------        ---------          --------
Net Cash (used in) Operating Activities                 (4,216)          (3,217)          (24,003)
                                                     ---------        ---------          --------
Cash Flows from Investing Activities                         -                -                -
                                                     ---------        ---------          --------
Cash Flows from Financing Activity:
        Common Stock Issued and
        additional paid-in capital                           -                -             2,100
        Advances from related parties                    4,216            3,217            21,903
                                                     ---------        ---------          --------
Increase in Cash                                             -                -                -

Cash, Beginning of Year                                      -                -                -

Cash, Beginning of Year                                      -                -                -
                                                     ---------        ---------          --------
Cash End of Year                                    $        -      $         -      $         -
                                                     =========        =========          ========
Interest Paid                                       $        -      $         -      $         -
                                                     =========        =========          ========
Income Taxes Paid                                   $        -      $         -      $         -
                                                     =========        =========          ========



    The accompanying notes are an integral part of the financial statements.

                           CARDIFF INTERNATIONAL, INC.
                         (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           September 30, 2001 and 2000


(1)  Summary of Accounting Policies
     ------------------------------

          This summary of significant accounting policies of Cardiff International, Inc. (A Development Stage Company) (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and principles of Consolidation
          --------------------------------------------

               Cardiff International, Inc. (Company) was incorporated under the laws of Colorado on October 14, 1986. On June 19, 1995, the Company was reinstated as a corporation in Colorado.The Company is an inactive entity other than it is looking for a business combination candidate.

          The Company has selected the last day of September as its year end.

     (b)  Use of Estimates in the Preparation of Financial Statements
          -----------------------------------------------------------

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Basis of Presentation - Going Concern
     -------------------------------------

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained operating losses since its inception and has a net capital deficiency. These matters raise substantial doubt about the Company's ability to continue as going concern. Management is attempting to locate a business combination candidate.

          In view of these matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of a successful business combination. Management believes that actions planned and presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

                           CARDIFF INTERNATIONAL, INC.
                         (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           September 30, 2001 and 2000



(3)  Income Taxes
     ------------

          The Company has net operating loss carryovers of approximately $569,000 but due to the change in ownership of the Company, the loss carryovers have been, in all material respects, eliminated.


(4)  Related Party Transactions
     --------------------------

          As of September 30, 2001 the Company had outstanding accounts payable to stockholders totaling $21,903. The balance payable is uncollateralized, bears no interest and has no written repayment terms.

     Unaudited Financial Statements for the period
     ended March 31, 2002.
     ---------------------

     The Financial Statements of the Registrant required to be filed with this 10-QSB Quarterly Report were prepared by management and commence on the following page, together with related Notes. In the opinion of management, the Financial Statements fairly present the financial condition of the Registrant.



                                      INDEX


                                                                                          Page



                  Financial Information

                  Financial Statements

                           Balance Sheets as of March 31, 2002
                             and September 30, 2001 (Unaudited)                            2

                           Statements of Operations, Three and Six Months
                             Ended March 31, 2002 and 2001 (Unaudited)                     3

                           Statements of Cash Flows, Three Months
                             Ended March 31, 2002 and 2001 (Unaudited)                     4

                           Notes to Financial Statements                                   5





                           CARDIFF INTERNATIONAL, INC.
                          [A Development Stage Company]
                                 BALANCE SHEETS
                      March 31, 2002 and September 30, 2001
                                  (Unaudited)

                                               3/31/02                9/30/01
                                           ----------------    -----------------
                                            [Unaudited]

                                     ASSETS
Assets:

     Cash                                 $               0      $             0
     Total Assets                         $               0      $             0

                                           ================       ==============

                      LIABILITIES & STOCKHOLDERS' DEFICIT

Current Liabilities:

      Loans from stockholders             $          24,165      $        21,903
      Accounts Payable                                  500                2,250
                                           ----------------       --------------
          Total Liabilities                          24,665               24,153
                                           ================       ==============

Stockholders' Equity:
     Common Stock, no par value;
          authorized 30,000,000 shares;
          issued and outstanding
          675,290 shares                            320,314              320,314
     Paid-in Capital                                225,345              225,345
     Accumulated Deficit                           (570,324)            (569,812)
     Total Stockholders' Deficit                    (24,665)             (24,153)
                                           ----------------       --------------
          Total Liabilities and
          Stockholders Deficit            $               0      $             0
                                           ================       ==============



                           CARDIFF INTERNATIONAL, INC.
                          [A Development Stage Company]
                            STATEMENTS OF OPERATIONS
        For the Three and Six Month Periods Ended March 31, 2002 and 2001
                                  (Unaudited)

                                               Three Months         Three Months           Six Months           Six Months
                                                   Ended                Ended                 Ended                Ended
                                                  3/31/02              3/31/01               3/31/02              3/31/01
                                             ------------------  ------------------  -------------------     ----------------
                                                [Unaudited]          [Unaudited]         [Unaudited]         [Unaudited]
REVENUE
      Income                               $                 0  $                 0   $                 0   $               0
                                             ------------------   ------------------     -----------------    ----------------
NET REVENUE                                                  0                    0                     0                   0

OPERATING EXPENSES
     Office Expenses                                         6                    0                     6                  45
     Professional Fees                                     500                  500                   502                 500
     Stock Expense                                           0                    0                     4                   0
                                             ------------------   ------------------     -----------------    ----------------
TOTAL OPERATING EXPENSES                                   506                  500                   512                 545
                                             ------------------   ------------------     ------------------   ----------------
NET INCOME BEFORE TAXES                    $              (506) $              (500)  $              (512)               (545)
                                             ==================   ==================     ==================   ================
INCOME/FRANCHISE TAXES                                       0                    0                     0                   0

NET LOSS                                                  (506)                (500)                 (512)               (545)

LOSS PER SHARE                             $             (0.01) $             (0.01) $              (0.01)              (0.01)
                                             ==================   ==================     ==================   ================
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                          675,290              675,290               675,290             675,290
                                             ==================   ==================     ==================   ================


                           CARDIFF INTERNATIONAL, INC.
                          [A Development Stage Company]
                            STATEMENTS OF CASH FLOWS
        For the Three and Six Month Periods Ended March 31, 2002 and 2001
                                   (Unaudited)

                                                                     Six Months        Six Months
                                                                       Ended             Ended
                                                                      3/31/02            3/31/01
                                                                  ---------------    --------------
                                                                    [Unaudited]       [Unaudited]
 Cash Flows Used For Operating Activities
----------------------------------------
  Net Loss                                                        $          (512)    $        (500)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
   Increase/(Decrease) in Accounts Payable                                 (1,750)           (1,775)
   Increase/(Decrease) in loans from shareholder                            2,262             2,320
                                                                    -------------     --------------
      Net Cash Used For Operating Activities                      $             0     $           0
                                                                    =============     ==============

Cash Flows Provided by Financing Activities
-------------------------------------------

      Net Increase In Cash                                                      0                 0

      Beginning Cash Balance                                                    0                 0

      Ending Cash Balance                                         $             0     $           0
                                                                    =============     ==============





                          CARDIFF INTERNATIONAL, INC.
                         Notes to Financial Statements
                                 March 31, 2002
                                  (Unaudited)

NOTE 1  Condensed Financial Statements
--------------------------------------

     The financial statements included herein have been prepared by Cardiff International, Inc. without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and Cardiff International, Inc. believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the September 30, 2001 audited financial statements and the accompanying notes thereto. While management believes the procedures followed in preparing these financial statements are reasonable, the accuracy of the amounts are in some respect's dependent upon the facts that will exist, and procedures that will be accomplished by Cardiff International, Inc. later in the year.

     The management of Cardiff International, Inc. believes that the accompanying unaudited condensed financial statements contain all adjustments (including normal recurring adjustments) necessary to present fairly the operations and cash flows for the periods presented.

NOTE 2  Basis of Presentation - Going Concern
---------------------------------------------

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained operating losses since its inception and has a net capital deficiency. This fact raises substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional capital.

     In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations.

     Management is in the process of attempting to raise additional capital and reduce operating expenses. Management believes that its ability to raise additional capital and reduce operating expenses provide an opportunity for the Company to continue as a going concern.

                                    PART III

Item 1.  Index to Exhibits.
---------------------------

Exhibits.
--------

None; Not Applicable.

Documents Incorporated by Reference.
------------------------------------

     The following documents have been previously filed with the Securities and Exchange Commission as part of the Company's Form 10SB Registration Statement, and are incorporated herein by this reference:

Documents Incorporated by Reference.
------------------------------------

        Initial Articles of Incorporation,
        as filed October 14, 1986*

        Articles of Amendment to the
        Articles of Incorporation, as filed on
        April 14, 1989*

        Articles of Amendment to the Articles of Incorporation, as filed on January 14, 1990*

        Articles of Amendment to the Articles of Incorporation, as filed on September 16, 1998*

        By-Laws*

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                          SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CARDIFF INTERNATIONAL, INC.

Date: 5-14-02                       By/S/Charles Calello
                                    -----------------------------
                                    Charles Calello, Director and President


Date: 5-14-02                       By/S/Clay Calello
                                    -----------------------------
                                    Clay Calello, Director and Vice President